UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LAWSON PRODUCTS, INC.
(Name of Issuer) Common Stock, par value $1.00 per share
(Title of Class of Securities) 520776 10 5
(CUSIP Number) Roberta Port Washlow c/o Robert J. Washlow Bay West Management LLC 555 Skokie Blvd., Suite 255 Northbrook, IL 60062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications January 17, 2012
(Date of Event which Requires Filing of this Amendment No. 3)

CUSIP No. 520776 10 5
1.	Names of Reporting Persons. Roberta Port Washlow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0*
8. Shared Voting Power: 0*
9. Sole Dispositive Power: 615,601
10. Shared Dispositive Power: 187,936
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 803,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ] (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions): IN
*  Voting power granted to Dr. Port pursuant to irrevocable proxy.  Such power may revert to Ms. Washlow within 60 days in specified circumstances with respect to shares she owns directly and to Ms. Washlow and Mr. Michael D. Marrs, as co-trustees, with respect to shares held by trusts for which Ms. Washlow shares dispositive power.  See “Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” for more information.

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D Ms. Washlow filed on March 25, 2009 and amended on April 20, 2010 and March 10, 2011 (as so amended through March 10, 2011, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms in this Amendment No. 3 have the meanings set forth in the Schedule 13D for such terms.  This Amendment No. 3 amends the Schedule 13D to include the information set forth below.

Item 4.  Purpose of Transaction

Ms. Washlow is planning to sell or dispose by gift or otherwise some or all of the shares of Common Stock she beneficially owns.  In addition, her husband, Robert J. Washlow, as trustee of a trust for his benefit, is planning to sell or dispose by gift or otherwise some or all of the 2,217 shares of Common Stock over which he has sole dispositive power.  Ms. Washlow disclaims beneficial ownership of the 2,217 shares of Common Stock that her husband beneficially owns.  Whether and when Ms. Washlow or her husband sell or dispose by gift or otherwise some or all of the shares of Common Stock over which each beneficially owns depends on general economic, market and business conditions and other factors.

Except as described above, Ms. Washlow does not have any other current plans or proposals which relate to or would result in her acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D.  She may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a) and (b) 803,177 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock, are owned indirectly by the Roberta P. Washlow 2001 Exempt Trust (187,936 shares) and the Roberta L. Washlow Revocable  Trust (615,6011 shares).  Ms. Washlow and Michael D. Marrs are co-trustees of the Roberta P. Washlow 2001 Exempt Trust, and accordingly share voting and dispositive power with regard to those shares.

In addition, 45,199 shares of Common Stock, representing approximately 0.5% of the outstanding Common Stock, are owned by the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006 (the “1970 Trust” created by the father of Dr. Ronald B. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees.  It is expected that the 1970 Trust will distribute all shares currently held by the 1970 Trust to the beneficiaries in accordance with the terms of the governing documents.  Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust.  As a result, Ms. Washlow does not beneficially own any of the shares held by the 1970 Trust.

Finally, 193,561 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, are owned by the SLP 2003 Trust A, which was established for the benefit of Ms. Washlow and her descendants.  Michael D. Marrs is the sole trustee of this trust and as a result, Ms. Washlow does not beneficially own any of the shares held by the SLP 2003 Trust A.  It is currently contemplated that on June 11, 2012, if Ms. Washlow is living on that date, all of the assets of the SLP 2003 Trust A, including any shares of Common Stock held by the SLP 2003 Trust A, will be distributed to a new trust for which Ms. Washlow will be entitled to appoint herself as co-trustee.  Ms. Washlow may be deemed to beneficially own any shares of Common Stock distributed to such new trust.  Ms. Washlow does not have either voting or dispositive power over the shares held by the SLP 2003 Trust A, and therefore Ms. Washlow disclaims beneficial ownership of the shares of Common Stock held by the SLP 2003 Trust A.

(c)           Except as provided on Schedule A hereto, Ms. Washlow has not engaged in any transaction during the past 60 days in any shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Amendment #2 to Schedule 13D is true, complete and correct.

Date: January 26, 2011

By:  s/ Roberta Port Washlow
          Roberta Port Washlow

SCHEDULE A

In the 60 days preceding the date of this Amendment No. 3 to Schedule 13D, the following transactions were effected by, or on behalf of, Roberta Port Washlow, and each transaction was effected by a broker on the New York Stock Exchange:

Date of Transaction	Amount of Securities Involved	Price per Share
1/25/12	7,130	$17.0580
1/24/12	904	$17.00
1/23/12	650	$16.8192
1/18/12	1,000	$16.04
1/17/12	28,829	$15.73
1/13/12	1,000	$15.87
1/12/12	1,000	$15.3912
1/11/12	1,000	$15.0916
1/10/12	1,000	$15.00
1/9/12	1,000	$15.1251
1/6/12	1,000	$15.2956
1/5/12	1,000	$15.0849
1/4/12	1,000	$15.4836
1/3/12	1,000	$15.5134
12/30/11	1,000	$15.0181
12/29/11	1,000	$15.0405
12/28/11	1,000	$15.4047
12/27/11	1,000	$15.5933
12/23/11	1,000	$15.00
12/22/11	1,000	$15.6504
12/21/11	300	$16.00
12/21/11	1,000	$15.7562
12/20/11	40	$16.00
12/20/11	1,000	$15.7537
12/19/11	50	$16.00
12/19/11	1,000	$15.7537
12/16/11	950	$16.00
12/16/11	1,000	$15.5956
12/15/11	1,000	$16.0006
12/15/11	1,000	$15.1683
12/15/11	900	$0 (gift)
12/14/11	92	$16.00
12/14/11	1,000	$15.6569
12/13/11	1,000	$15.4006
12/12/11	1,000	$15.1971
12/9/11	1,000	$15.0489
12/8/11	668	$16.0071
12/8/11	1,000	$15.6185
12/7/11	1,000	$15.0023
12/6/11	1,000	$15.2794
12/5/11	1,000	$15.3251
12/2/11	1,000	$15.218
12/1/11	1,000	$15.3401
11/30/11	1,000	$15.3183
11/29/11	450	$15.0633
11/28/11	1,000	$15.0085